

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561
Via Mail and Facsimile to (647) 436-2050

April 21, 2010

Caroline Rechia, CEO
Portaltochina.com, Inc.
2325 Hurontario Street, Suite 204
Mississauga, Ontario L5A 4K4

> **Re:** **Portaltochina.com, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 21, 2010**
> **File No. 000-52239**

Dear Ms. Rechia:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel